ENERGENX, INC.

Energenx, Inc.
6200 E. Commerce Loop
Post Falls, Idaho 83854

Via Federal Express and Electronic Submission

August 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail-Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

RE:	Energenx, Inc.
Form 10-KSB
Filed March 31, 2006
File No. 000-50739

Dear Ms. Jenkins,

We hereby transmit for filing Amendment No. 1 to our Form 10-KSB (File No. 000-50739) (the “Form 10-KSB”).

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated July 13, 2006, in connection with our Form 10-KSB. Responses to the comment contained in the comment letter follow the text of the comments below.

1. Text of comment: Item 8A. Controls and Procedures, page 27: We note that your disclosure does not comply with Item 307 of Regulation S-B in a number of respects.

RESPONSE: In Item 8A, Controls and Procedures on page 28 of the Form 10-KSB/A, we have corrected our reference to the Exchange Act Rules where disclosure controls and procedures are defined. We have deleted the reference to Energenx having recently become a reporting company. We have also disclosed details concerning the nature of the material weaknesses identified in our evaluation and we disclose the specific steps that we have taken to remediate the material weaknesses.

2. Text of comment: Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

RESPONSE: We have added, in Item 8A of the Form 10-KSB/A on page 28, a statement that there has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter (meaning the 4th quarter of 2005), that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

3. Text of comment: Report of independent registered public accounting firm, page 39 We note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor (Williams & Webster, P.S.) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from September 29, 1999 (inception) to December 31, 2005.

RESPONSE: The Report of our auditors, Williams & Webster, P.S., on page F-1 of the Form 10-KSB/A, has been modified in response to your comment.

4. Text of comment: Note 13 - Stock Option Plan, page F-16 We note your disclosure regarding the stock options granted to an individual as consideration for purchasing 2,400,000 shares of common stock. We also note that your disclosure on page 13 that the options were granted to a non-employee director. Since the option grant related to the purchase of common stock, rather than the individual’s service as a non-employee director, the options should be recorded at fair market value under SFAS 123. See paragraph 8 of FIN 44. Please revise the financial statements to record compensation expense for the option grant, and revise your disclosure to discuss your accounting treatment for the option grant, including the major assumptions used to value the grant.

RESPONSE: After consulting with our independent auditors, Williams & Webster, P.S., we have revised our Financial Statements and our Notes to Financial Statements to comply with your comment. We have made changes to the disclosure captions in the Statements of Stockholders’ Equity showing the split between the option values and the underlying common stock. In the original 2,400,000 share transaction, the common stock was valued at $0.18 and the attached options at $0.03. We have also made changes to the disclosures in Note 12- Common Stock on page F-17 and Note 13 - Stock Option Plan on page F-18 to more fully explain the transactions. The prior sales of common stock were at $0.05 per share and the Company has no recent knowledge of other outside sells of common stock. The original negotiation resulted in an agreement to sell stock with rights to purchase additional shares. The proration of the values if the common stock had a deemed value of $0.21 resulted in the fair value of the options being $0.03 each and the stock is $0.18 per share. Based upon the following Black-Scholes information: the exercise price was $0.21 for six month and $0.40 for the next 6 months, risk-free interest rate of 4%; volatility of 50%; and no expected dividends.

5.  Text of comment: Exhibits 31.1 and 31.2 Certifications We note multiple differences between the language of your certifications and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certifications accordingly. To the extent that additional disclosures are required to make the certifications accurate, provide such disclosures under Item 8A.

RESPONSE: Exhibits 31.1 and 31.2 have been revised to comply with the requirements of Item 601(b)(31) of Regulation S-B.

Finally, we have also amended Item 12 Certain Relationships and Related Transactions on page 36 to make our disclosure consistent with the disclosure in Note 8 of the Notes to Financial Statements and compliant with the required time period disclosure pursuant to Item 404 of Regulation S-B.

In connection with responding to your comments, we acknowledge that we at Energenx are responsible for the adequacy and accuracy of the disclosures in our filings, including the Form 10-KSB/A, and we acknowledge that staff comments or changes in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filing of the Form 10-KSB/A and Energenx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (208) 665-5553 or Michael R. Espey, our outside securities counsel at (206) 860-6022 should you have any questions about the contents of this letter or the Amendment No. 1 to the Form 10-KSB.

Sincerely,

/s/ Gary A. Bedini
Gary A. Bedini
President and Chief Executive Officer
Energenx, Inc.

cc:	Michael R. Espey, Attorney at Law